SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of              CERTIFICATE
Cinergy Corp.                 OF
File No.  70-8521             NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of
Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's January 11, 1995 order with respect thereto (Rel.
No. 35-26215), Cinergy Services, Inc. hereby notifies the
Commission, pursuant to Item 1F. of the Declaration, as follows:

1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended December 31, 1995 ("Fourth Quarter") of all Cinergy short-term financing arrangements authorized by the Commission in File No. 70-8521 - namely, (a) all new borrowings or reborrowings by Cinergy under the Barclays Credit Agreement (as defined in the Declaration)/1/, (b) all commercial paper issued and sold by Cinergy, and (c) all letters of credit obtained by Cinergy under the Barclays Credit Agreement or otherwise - was $22.5 million.

2. Information with respect to borrowings or reborrowings by Cinergy under the Barclays Credit Agreement during the Fourth
Quarter:

   Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity
    11/20/95/Barclays/$16 million/6.2925%/12/20/95

3.  Cinergy did not issue any commercial paper during the Fourth
Quarter.

4. Information with respect to letters of credit obtained by Cinergy under the Barclays Credit Agreement or otherwise pursuant to the Commission's order in File No. 70-8521 during the Fourth
Quarter:

    Date Issued/Issuer/Amount/Expiration Date
    12/6/95/Barclays/$1 million/12/6/96

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S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       February 15, 1996

                                       CINERGY SERVICES, INC.

                                       By:/s/William L. Sheafer
                                            Treasurer

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E N D N O T E S

/1/ In the Fourth Quarter, Cinergy did not enter into any additional short-term credit facilities.